FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

www.freegoldventures.com

Non Brokered Private Placement

January 25, 2007 (Vancouver, BC) - Freegold Ventures Limited (the "Company") announces a non-brokered private placement of up to 5,100,000 units for gross proceeds of $2,805,000.   Each unit will be priced at  $0.55 and will consist of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share exercisable for 24 months from date of closing.  The Company will have the right to accelerate the warrant expiration on 30 days written notice in the event that after 6 months the closing bid price of the shares is equal to or above $1.10 per share for any consecutive 20-day period.  A finder’s fee of up to 6% may be paid in cash.  Proceeds from this financing shall be used to fund the on-going drilling and exploration programs at the Company’s Almaden and Golden Summit projects and for general working capital purposes.

The foregoing is subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit). Freegold holds a 100% lease interest in the Almaden gold project in Idaho. This large tonnage, disseminated, epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently in the midst of a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the feasibility study in 2007.  Freegold has also discovered new high-grade veins in surface trenching at its Golden Summit project outside Fairbanks, and has recently completed the stockpiling of 10,000 tons of bulk sample material that will be processed in the spring of 2007.  In excess of 7 million ounces of gold has historically been recovered from the Golden Summit property, which is located less than 5 miles from the Fort Knox mine, Alaska's largest gold mine.

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

ir@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 356455105

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX, British Columbia Securities Commission and the United States Securities & Exchange Commission.